EXHIBIT 99.1

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered under this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws of the United States (as defined in Regulation S under the U.S. Securities Act).  Accordingly, subject to certain exceptions set forth in the Underwriting Agreement (as hereinafter defined), the securities offered hereby may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws of the United States or unless an exemption from such registration requirements is available.  This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States.  See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1 telephone no. (604) 682-3701, and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

New Issue	May 13, 2011

$40,170,000
20,600,000 Common Shares

This short form prospectus (the “Prospectus”) qualifies the distribution of 20,600,000 common shares (each an “Offered Share”) of Levon Resources Ltd. (the “Corporation” or “we” or “us”) at a price of $1.95 per Offered Share (the “Issue Price”).  The offering (the “Offering”) is made pursuant to an Underwriting Agreement dated April 15, 2011 (the “Underwriting Agreement”), between the Corporation and Canaccord Genuity Corp., Jennings Capital Inc. and Macquarie Capital Markets Canada Ltd. (the “Underwriters”).  See “Plan of Distribution”.

The outstanding common shares of the Corporation (the “Common Shares”) are listed and posted for trading on the TSX Venture Exchange (the “TSX.V”) under the symbol “LVN”, on the Berlin and Frankfurt Stock Exchanges under the symbol “LO9” and the OTC Bulletin Board under the symbol “LVNVF”.  The TSX.V has conditionally approved the listing of the Offered Shares, the Compensation Warrant Shares (as hereinafter defined) and any such securities issued pursuant to the Over-Allotment Option (as hereinafter defined).  Listing of these securities is subject to the Corporation fulfilling all of the requirements of the TSX.V.  On May 12, 2011, the last trading day before the date of this Prospectus, the closing price of the Common Shares on the TSX.V was $1.80 per share.  The Issue Price of the Offered Shares was determined by negotiation between the Corporation and the Underwriters.

Investing in the Offered Shares involves significant risks.  The risk factors outlined in or incorporated by reference in this Prospectus should be carefully reviewed and considered by prospective purchasers in connection with an investment in the Offered Shares. See “Risk Factors” in this Prospectus and in the Corporation’s amended and restated Annual Information Form for the year ended March 31, 2010 (the “AIF”), which is incorporated by reference herein.

Price: $1.95 per Offered Share

	Price to Public	Underwriters’ Fee(1)	Net Proceeds to the Corporation(2)
Per Offered Share	$1.95	$0.0975	$1.8525
Total(3)	$40,170,000	$2,008,500	$38,161,500

(1)
In consideration of the services rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay the Underwriters a fee equal to 5.0% of the gross proceeds of the Offering (the “Underwriters’ Fee”).  The Corporation has also agreed to grant the Underwriters common share purchase warrants (“Compensation Warrants”) entitling the Underwriters to purchase that number of Common Shares (the “Compensation Warrant Shares”) equal to 5.0% of the aggregate number of Offered Shares sold under the Offering, including any Additional Shares (as hereinafter defined) sold pursuant to the exercise of the Over-Allotment Option (as hereinafter defined).  Each Compensation Warrant is exercisable to purchase one Common Share at a price of $1.95 for a period of 18 months following the Closing Date (as hereinafter defined).  This Prospectus also qualifies the distribution of the Compensation Warrants to the Underwriters.  See “Plan of Distribution”.

(2)	After deducting the Underwriters’ Fee, but before deducting the expenses of the Offering, estimated to be $400,000.

(3)
The Corporation has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part at the sole discretion of the Underwriters not later than 30 days after the Closing Date to purchase up to an additional 3,090,000 Offered Shares at the Issue Price (collectively, the “Additional Shares”) to cover over-allotments, if any, and for market stabilization purposes.  This Prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Additional Shares.  A purchaser who acquires the Additional Shares acquires such shares under this Prospectus regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.  The Corporation will pay to the Underwriters the Underwriters’ Fee in respect of proceeds from the sale of Additional Shares sold pursuant to the exercise of the Over-Allotment Option.  If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Corporation” will be $46,195,500, $2,309,775 and $43,885,725, respectively.  See “Plan of Distribution.”  Unless the context otherwise requires, references to Offered Shares, Compensation Warrants and Compensation Warrant Shares include any such securities issued or  issuable in connection with, or as a result of, the exercise of the Over-Allotment Option.

Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	3,090,000 Additional Shares	30 days from the Closing Date	$1.95 per Additional Share
Compensation Warrants	1,184,500 Compensation Warrants(1)	18 months from the Closing Date	$1.95 per Compensation Warrant Share

(1)	Assuming exercise in full of the Over-Allotment Option.

Unless the context otherwise requires, references to the “Corporation”, “we” or “us” are to Levon Resources Ltd. and its subsidiaries, collectively.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation, and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the passing upon of certain legal matters on behalf of the Corporation by Stikeman Elliott LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP.

The Underwriters may, in connection with the Offering, over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels which might not prevail in the open market. Such transactions, if commenced, may be discontinued at any time.  See “Plan of Distribution”.

The Underwriters may offer the Offered Shares at a price lower than the price indicated above. See “Plan of Distribution”.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  It is expected that the Corporation will, at the request of the Underwriters, either arrange for instant deposit of the Offered Shares to or for the account of the Underwriters with CDS Clearing and Depository Services Inc. (“CDS”) on the date of the closing of the Offering, which is expected to occur on or about May 19, 2011, or such other date as may be agreed upon (the “Closing Date”), but in any event, not later than June 24, 2011, or, alternatively, arrange for one or more global certificates evidencing the Offered Shares to be issued in registered form to CDS and deposited with CDS.  Except for Offered Shares issued to persons within the “United States” (as defined in Regulation S under the U.S. Securities Act), which will be issued in each case in certificated form, no certificate evidencing the Offered Shares will be issued to purchasers under this Prospectus, and registration will be made through the depository services of CDS.   Purchasers of Offered Shares under this Prospectus will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant (a “CDS Participant”) and from or through whom a beneficial interest in the Offered Shares is purchased.  Certificates evidencing Offered Shares sold to purchasers in the United States pursuant to registration exemptions under the U.S. Securities Act will be available at closing of the Offering.  See “Plan of Distribution”.

Investors should be aware that the purchase of Offered Shares may have tax consequences.  Prospective investors should consult their own tax advisors with respect to their own particular circumstances.

Prospective investors should rely only on the information contained in or incorporated by reference in this Prospectus.  The Corporation has not, and the Underwriters have not, authorized anyone to provide investors with different or additional information.  The Corporation is not, and the Underwriters are not, making an offer of the Offered Shares in any jurisdiction where the offer is not permitted by law.  If anyone provides you with any different or inconsistent information, you should not rely on it.  You should not assume that the information contained in or incorporated by reference in this Prospectus is accurate as of any date other than the date of the document in which such information appears.  The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates; provided that, if a material change in the business or affairs of the Corporation occurs before completion of the Offering, the Corporation will file an amendment to the Prospectus as soon as practical, and in any event within ten days of the occurrence of such material change.

Certain individuals signing a certificate for this Prospectus, namely Ron Tremblay and Victor Chevillon (together, the “Non-Resident Signatories”), reside outside of Canada.  Although the Corporation and the Signatories have appointed 152928 Canada Inc., Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 as their agent for service of process in Canada, it may not be possible for investors to enforce judgements obtained in Canada against the Non-Resident Signatories.

The Corporation’s head office is located at Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1.

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
FINANCIAL INFORMATION AND CURRENCY
DOCUMENTS INCORPORATED BY REFERENCE
THE CORPORATION AND ITS BUSINESS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
RISK FACTORS
DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED
CONSOLIDATED CAPITALIZATION
PRIOR SALES
TRADING PRICE AND VOLUME
INTERESTS OF EXPERTS
POTENTIAL CONFLICTS OF INTEREST OF THE CORPORATION’S OFFICERS/DIRECTORS
TRANSFER AGENT AND REGISTRAR
ELIGIBILITY FOR INVESTMENT
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
AUDITORS’ CONSENT OF SMYTHE RATCLIFFE LLP
AUDITORS’ CONSENT OF PRICEWATERHOUSECOOPERS LLP
APPENDIX “A” – UNAUDITED PRO FORMA FINANCIAL STATEMENTS
CERTIFICATE OF THE CORPORATION
CERTIFICATE OF THE UNDERWRITERS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus and in certain documents incorporated by reference herein contain “forward-looking statements” within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Corporation’s anticipated results and developments in its operations in future periods, planned exploration and development of the Corporation’s properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and other resources, capital expenditures, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements reflect the Corporation’s current views with respect to future events and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation, are inherently subject to significant known and unknown risks and uncertainties which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  In making the forward-looking statements in this Prospectus and the documents incorporated by reference herein, the Corporation has made several assumptions that it believes are appropriate, including, but not limited to, the assumptions that:

•	market fundamentals will result in reasonable demand and prices for precious and base metals;

•	the Corporation will not be subject to any environmental disasters, significant litigation, significant regulatory changes or significant labour disruptions;

•
the advice the Corporation has received from its consultants and advisors relating to matters such as exploration drilling results, mining claim ownership, surface access agreements and environmental requirements is reliable and correct; and

•	financing will be available on reasonable terms in the future.

There can be no assurance that any of these assumptions will prove to be correct.  Many factors could cause actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including but not limited to risks and uncertainties related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other resources; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those risk factors outlined in or incorporated by reference in this Prospectus.  See “Risk Factors”.  Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.  Forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Forward-looking statements in or incorporated by reference in this Prospectus are made as of the date of the document in which such statements appear, and the Corporation does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law.

FINANCIAL INFORMATION AND CURRENCY

All references to “$” in this Prospectus are to Canadian dollars and all references to “US$” are to United States dollars.  On May 12, 2011, the exchange rate for Canadian dollars in terms of the United States dollar, based on the noon rate published by the Bank of Canada, was US$1.00 = $0.9658.  The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years and investors are cautioned that the current exchange rate is not indicative of future exchange rates.

The financial statements of the Corporation incorporated by reference in this Prospectus are reported in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada (the “Commissions”).  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1, or by telephone at (604) 682-3701, and are also available electronically under the Corporation’s profile at www.sedar.com.

The following documents of the Corporation, which have been filed with the Commissions, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the AIF for the financial year ended March 31, 2010 filed on SEDAR on May 13, 2011;

(b)	the audited consolidated financial statements (including notes thereto) for the years ended March 31, 2010, 2009 and 2008, together with the auditors’ report thereon;

(c)	the management’s discussion and analysis of results of operations and financial condition of the Corporation for the year ended March 31, 2010;

(d)
the unaudited consolidated interim financial statements (including notes thereto) for the nine months ended December 31, 2010, except and excluding the notice to readers indicating that the financial statements have not been reviewed by an auditor;

(e)	the management’s discussion and analysis of results of operations and financial condition of the Corporation for the nine months ended December 31, 2010;

(f)	the management information circular dated August 20, 2010 in respect of the annual general and special meeting held September 27, 2010;

(g)	the material change report dated April 11, 2011 announcing the Offering;

(h)	the material change report dated March 25, 2011 announcing the completion of the Arrangement (as hereinafter defined) involving the Corporation and Valley High Ventures Ltd. (“VHV”);

(i)	the material change report dated March 22, 2011 announcing approval of the Arrangement involving the Corporation and VHV;

(j)	the material change report dated September 8, 2010 announcing the completion of a bought deal financing and non-brokered financing; and

(k)	the audited consolidated financial statements (including notes thereto) of VHV for the years ended October 31, 2010 and 2009, together with the auditors’ report thereon.

Any documents of the type referred to above, or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101 – “Short Form Prospectus Distributions” (including material change reports, but excluding confidential material change reports), to be filed by the Corporation with the Commissions subsequent to the date of this Prospectus and prior to the completion or termination of the Offering shall be deemed to be incorporated by reference into this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that contains the statement that it modifies or supersedes.  The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

THE CORPORATION AND ITS BUSINESS

Organization of the Corporation

The Corporation was incorporated under the Company Act (British Columbia) on April 9, 1965 under the name Alice Arm Molybdenum Co. Ltd. (N.P.L.) and transitioned under the Business Corporations Act (British Columbia) on July 15, 2004. On October 21, 1965, the Corporation changed its name to Alice Arm Mining Ltd. (N.P.L.) and on July 13, 1975, changed its name from Alice Arm Mining Ltd. (N.P.L.) to New Congress Resources Ltd. (N.P.L.).  On July 29, 1981 the Corporation changed its name from New Congress Resources Ltd. (N.P.L.) to New Congress Resources Ltd.  Finally, on January 12, 1983, the Corporation adopted the name Levon Resources Ltd. The Corporation is governed by the laws of the Province of British Columbia, Canada, pursuant to the provisions of the Business Corporations Act (British Columbia).  The head office of the Corporation is located at 570 Granville Street, Suite 900, Vancouver, British Columbia, Canada, V6C 3P1 and its telephone number is (604) 682-3701.

The Corporation is a reporting issuer in each of the provinces of Canada, except Québec, and, as such, is required to make filings on a continuous basis thereunder.  Such material, including each of the documents incorporated by reference in this Prospectus, is available for inspection under the Corporation’s profile on the SEDAR website at www.sedar.com.

The Corporation is authorized to issue an unlimited number of Common Shares without par value.  At the date of this Prospectus, there are 166,893,480 Common Shares issued and outstanding. The Common Shares are listed and posted for trading on the TSX.V under the symbol “LVN”, on the Berlin and Frankfurt Stock Exchanges under the symbol “LO9” and on the OTC Bulletin Board under the symbol “LVNVF”.  See “Description of Securities being Distributed”.  The Corporation’s fiscal year end is March 31.

The Corporation has the following subsidiaries:

Summary Description of the Business

The Corporation is a junior gold and precious metals exploration company, with all of its properties currently in the exploratory stage of development. The Corporation is currently focused on its wholly-owned Cordero property located in the southern part of the Chihuahua State of Mexico (the “Cordero Property”), which is the Corporation’s only material property.  See “The Corporation and its Business - Recent Developments”.

The Corporation also has certain interests in three mineral properties located in British Columbia, Canada, namely the Congress, Goldbridge (also known as “BRX”) and Wayside claims, and three mineral properties located in Nevada, U.S., namely the Eagle claims and the Norma Sass and Ruf claims. None of these properties is currently material to the Corporation.

Recent Developments

On March 25, 2011, the Corporation acquired all of the shares of VHV pursuant to a court-approved plan of arrangement (the “Arrangement”).  Prior to the Arrangement, VHV was a Canadian based precious and base metal exploration company with projects located in Mexico, British Columbia and Yukon. Prior to the Arrangement, VHV owned 49% of the Cordero Property and the Corporation held the remaining 51% interest.  As consideration for the Corporation’s acquisition of VHV’s 49% interest in the Cordero Property, together with VHV’s cash assets, VHV shareholders received one Common Share of the Corporation and 0.125 of a share of a new exploration company, Bearing Resources Ltd. (“Bearing”).  In connection with the Arrangement, all of VHV’s exploration assets other than the Cordero Property and the Perla property were transferred to Bearing, as well as $1,800,000 in cash.  Upon the Arrangement becoming effective, former VHV shareholders were issued an aggregate of 73,322,636 Common Shares, representing approximately 43% of the issued and outstanding Common Shares of the Corporation on a fully-diluted basis, and 100% of the shares of Bearing.

On February 10, 2011, the Corporation and VHV jointly filed a technical report on the Cordero Property entitled “Technical Report: Cordero Project, Chihuahua State, Mexico” prepared by David Bailey of Bailey Geological Consultants (Canada) Ltd., as amended and refiled on SEDAR on May 13, 2011 (the “Cordero Technical Report”).  The Cordero Technical Report may be viewed under the Corporation’s profile at www.sedar.com and is summarized in the AIF, which is incorporated by reference herein.  No mineral reserves or resources have yet been defined within the Cordero Property area.

On April 11, 2011, director Trevor Eyton retired from the Corporation’s board.  Robert Cameron and Geoff Chater, former VHV directors who joined the Corporation’s board following completion of the Arrangement, also resigned from the Corporation’s board on April 11, 2011.

Results of Operations –Previous Financings

In August 2010, the Corporation completed a private placement of units consisting of one Common Share and one half of one Common Share purchase warrant, for gross proceeds of $11,104,000. The Corporation disclosed in press releases dated August 17, 2010 and August 31, 2010 that it intended to use the proceeds from the private placement for exploration activities on the Cordero Property and for general working capital purposes. The Phase 3 drilling program began in October 2010 and as of December 31, 2010 the Corporation had used approximately $1.5 million for exploration purposes on the Cordero Property, which represented its 51% contribution to the expenses of the joint venture with VHV on the Cordero project (the “Cordero Project”) in existence at that time. As at December 31, 2010, the Corporation had used less then $500,000 of the proceeds from the private placement for working capital while the balance remained in cash. Since December 31, 2010, the Corporation has continued to use the proceeds for exploration activities on the Cordero Property and for general working capital purposes in accordance with its Phase 3 Cordero exploration objectives.

Summary of Quarterly Results

Over the past eight quarters, the Corporation has experienced a substantial amount of growth. While in the fourth quarter of the fiscal year ended March 31, 2009 and the first two quarters of the fiscal year ended March 31, 2010 the Corporation’s losses were relatively constant, the third and fourth quarters of the fiscal year ended March 31, 2010 saw increases related to the Corporation’s growth. Expenses in the third quarter increased primarily as a result of investor relations activities and subsequent quarters experienced increased expenses related to management and consulting fees, salaries and office expenses, and professional fees as the Corporation grew and undertook more non-exploration activity related to the development of the Cordero Property. Quarterly results will also vary with the issuance of stock options which occurs on a periodic basis with a greater number of stock options being granted in certain quarters than others, as was the case for the fourth quarter of the fiscal year ended March 31, 2010 and the second and third quarters of the fiscal year ended March 31, 2011. The $3.4 million loss experienced by the Corporation for the three month period ended September 30, 2010 is primarily attributable to the issuance of stock options. Stock based compensation expenses accounted for $3.1 million of the $3.4 million loss. Professional fees are higher in the current year and will vary from time to time depending on the Corporation’s business activities as these costs relate primarily to legal fees.

USE OF PROCEEDS

Assuming there is no exercise of the Over-Allotment Option, the estimated net proceeds of the Offering, after deducting the Underwriters’ Fee and before deducting expenses of the Offering (estimated at $400,000) will be $38,161,500.  The expenses of the Offering will be paid from the Corporation’s general funds.  If the Over-Allotment Option is exercised in full, the net proceeds of the Offering, after deducting the Underwriters’ Fee and before deducting expenses of the Offering, will be $43,885,725.  See “Plan of Distribution – Commission”.

The Corporation currently intends to use the net proceeds (after payment of the Underwriters’ Fee and estimated expenses of the Offering and prior to the exercise of the Over-Allotment Option) from the Offering as set forth in the following table:

Principal Purpose	Approximate Amount
Phase 4 Cordero Exploration
Geophysics (deep 3D, IP, TEM)	$450,000
Geochemistry (soils, rock chips)	$250,000
Geology (geological mapping and targeting)	$325,000
Technical supervision	$225,000
Drilling (delineation and exploration drilling)	$22,650,000
Engineering (resource updates by Independent Mining Consultants, Inc. of Tucson, Arizona (“IMC”))	$250,000
Engineering (archaeology, water well drilling to characterize the aquifer, archaeology/environmental, metallurgical testing by M3 Engineering and Technology Corporation of Tucson, Arizona (“M3”))	$850,000
Phase 4 Exploration Total:	$25,000,000
Working capital	$12,761,500
Total:	$37,761,500

The Cordero Technical Report, which was commissioned during the ongoing Phase 3 Cordero exploration program (“Phase 3”), recommends a delineation drill program, which program is largely consistent with the Phase 3 work already underway.  The Phase 3 program is fully funded and is expected to be completed in the third quarter of 2011.  Based on a review of the preliminary results of Phase 3 (as disclosed in the Corporation’s news release dated March 31, 2011), the Corporation does not expect that the Phase 3 results will fully delineate the Pozo de Plata diatreme and Cordero Porphyry zone discoveries or test all prioritized mine scale target areas.  The proposed Phase 4 Cordero exploration program (“Phase 4”), for which the Corporation anticipates using the funds from this Offering in accordance with the above table, will be undertaken as a continuation of Phase 3 to further define and address the upside delineation and discovery potential of the Cordero Project. Phase 4 is expected to be completed in 2012.

Victor Chevillon, Vice President Exploration and a director of the Corporation, is the Qualified Person under National Instrument 43-101 who has supervised the preparation of the above use of proceeds.  The following describes in greater detail the status of Phase 3 and the purpose of the various proposed components of Phase 4 with estimated costs that are based on management’s experience in the mining industry and their understanding of industry norms:

•
An estimated $450,000 will be used for Phase 4 geophysics to expand geophysical coverage laterally and at depth to completely define outlying mine scale targets within the current priority portions of the Cordero Porphyry Belt.  In addition to the Phase 3 geophysics, which have been completed and are currently being interpreted, management’s recent experience at Cordero indicates that 3D induced polarization is an effective shallow and potentially deep targeting tool and the Corporation intends to use the technique to try to identify and rank additional exploration drill targets as warranted, contingent upon management’s analysis of the Phase 3 results.

•
An estimated $250,000 will be used for Phase 4 geochemical soils and rock chip sampling as a continuation from Phase 3 to cover outlying target areas to further identify and define drill targets for Phase 4 drilling. Phase 3 geochemical samples have been collected and laboratory assay results are pending.  All proposed Phase 4 expenditures are forward-looking and are contingent upon final Phase 3 results.

•
An estimated $325,000 will be used for geologic mapping to continue Phase 3 geological mapping in outlying areas to identify, define and prioritize drill targets for testing.  Phase 3 geologic mapping is currently ongoing, but given the Cordero Property’s size (approximately 20,000 hectares), the Cordero Property will not have been fully geologically mapped by the end of Phase 3, and possibly even at the end of Phase 4.  Additionally, in priority areas that require drilling, surface geology may be remapped in more detail as the drilling proceeds to enable better quality control over drill result interpretation, which will improve 3D modeling and data projections for further drill testing.

•
An estimated $225,000 will be used for increased technical supervision required to manage and coordinate multiple contractors, additional employees and community relations matters associated with the growth and increased complexity of the Cordero Project.  Increased costs incurred in Phase 3 with respect to these duties have promoted the category to a budgetary item for Phase 4.

•
Phase 4 is expected to be drill intensive with planned drilling of approximately 130,000 metres. Using the Corporation’s current drilling costs, an estimated $22,650,000 will be required to complete the planned drilling in Phase 4.  The purpose of the planned drilling is to (i) further define the size of the existing discoveries with complete delineation grid drilling and select deep drilling to test the existing discoveries’ ultimate depth and explore the possibility of stacked porphyry deposits, (ii) conduct follow-up or initial exploration drilling of several outlying mine scale target areas identified in Phase 3, and (iii) exploration drilling to identify additional discoveries with mine scale potential, which, if discovered, will require grid drilling to delineate.  Phase 3 drilling is approximately 70% complete as at the date of this Prospectus. Final Phase 4 exploration priorities, drilling allocations and target areas will be contingent on final Phase 3 results.

•
Phase 4 IMC engineering work, at an estimated cost of $250,000, will include updating future mineral resource estimates, if any, in the Pozo de Plata diatreme and Cordero Porphyry zone as required following the anticipated completion of a preliminary economic assessment of the Cordero Project (the “PEA”) by M3 in the third quarter of 2011.  IMC will continue to provide quality assurance and quality control for Phase 4 drilling sampling and laboratory analyses, consistent with their Phase 3 engagement.

•
It is projected that M3’s role at the Cordero Property will expand in Phase 4 to better quantify the mining engineering parameters of the property and to conduct project planning and estimates for possible PEA scale mining at an estimated cost of $850,000 in connection with the preparation of a PEA.  M3 will inventory and complete characterization of water availability and possible water rights development, archaeology, expand the environmental permitting, and update the mine infrastructure characterization and planning.

The Corporation expects that the funds from the Offering allocated to working capital (assuming no exercise of the Over-Allotment Option) will fund the Corporation’s operations for six to eight months. The net proceeds from the exercise of the Over-Allotment Option, if any, will be applied in such amounts as may be determined by management of the Corporation including for general working capital and administrative expenses.

Although the Corporation intends to use the proceeds from the Offering as set forth above, there may be circumstances where for sound business reasons a reallocation of funds may be deemed prudent or necessary.  If Phase 3 final results are negative, or materially different than anticipated by management, the allocation of proceeds from this Offering may be reallocated in whole or in part. The preparation of a PEA, which will include resource estimates, if supportable, will trigger a requirement to file a National Instrument 43-101-compliant technical report. The recommendations in such technical report may result in the anticipated use of proceeds from this Offering being reallocated in accordance with such recommendations.  If the proceeds from the Offering are not used for any or all of the uses set out in the table above for any reason, the proceeds from the Offering will be used by management in their discretion and in the best interests of the Corporation.  See “Risk Factors”.

The Cordero Project is in the exploration stage and the Corporation cannot foresee whether its exploration activities will generate positive results. The exploration and development of mineral deposits involves significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. It is impossible to ensure that the current or proposed exploration programs on the Cordero Property will ultimately result in a profitable commercial mining operation. See “Risk Factors”.

The Corporation does not have a mineral resource estimate on the Cordero Project, and the project is not at the pre-feasibility stage. The Corporation will have to determine, based on the results of drilling on the Cordero Project, whether it is able to prepare a mineral resource estimate to estimate the size and grade of the deposit and to ultimately advance to a pre-feasibility study. If the Corporation and its advisors determine that it is warranted, based on a PEA of the potential viability of mineral resources, a pre-feasibility study will be recommended to determine the potential economics of the deposit. A pre-feasibility study would require an expanded drilling and economic evaluation program, which would require funds in excess of those raised under this Offering. A pre-feasibility study generally determines whether a full-scale mine feasibility study is warranted and identifies key risks and areas for further work.  The Corporation’s funding and expenditure strategy entails risks that expenditures may be wasted if no decision to construct a mine on the basis of a positive feasibility study is ultimately made.

Whether a deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of the commodity being mined, revenue repatriation and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.

The Corporation is actively pursuing future growth opportunities. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. The Corporation currently does not have any binding agreements to enter into any such transaction and there is no assurance that any potential transaction will be successfully completed. Although at this time the Corporation does not expect to do so, depending on whether any such future growth opportunities are successfully completed, and depending on a number of other factors, including future commodity prices, results of operations and other circumstances that may arise (the material risks of which are identified under the heading “Risk Factors”), the Corporation may use all or a portion of the remaining proceeds from the Offering: (i) to pay general and administrative expenses; (ii) for working capital purposes; and (iii) for such other purposes as may become necessary or appropriate, all in connection with pursuing such future growth opportunities.

To date the Corporation has depended on equity capital to finance its activities. For the fiscal year ended March 31, 2010 and for the nine months ended December 31, 2010, the Corporation had negative operating cash flow as the Corporation is an exploration stage company and thus has no operating revenue. Consequently, the Corporation will continue to have negative operating cash flow for the foreseeable future.  Accordingly, the proceeds of the Offering will be used to fund the proposed expenditures set out above and together with existing cash resources will be utilized to fund ongoing exploration activities. Additional funds will be required to fund ongoing exploration activities in the future.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase on the Closing Date, subject to compliance with all necessary legal requirements and to the terms and conditions stated in the Underwriting Agreement, all but not less than all of 20,600,000 Offered Shares at a price of $1.95 per Offered Share, payable in cash to the Corporation against delivery of the Offered Shares. The obligations of the Underwriters under the Underwriting Agreement may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement.  However, the Underwriters are not required to take up and pay for the Additional Shares covered by the Over-Allotment Option.  The Issue Price and other terms of the Offering were determined by negotiation between the Corporation and the Underwriters with reference to the prevailing market price of the Offered Shares.

The Offering is being made in each of the provinces of Canada, except Québec.  Offers may also be made on a private placement basis where permitted by applicable law.  No securities will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

The Underwriters are offering the Offered Shares, subject to prior sale, if, as and when issued to and accepted by them, subject to approval of certain legal matters, including the conditions contained in the Underwriting Agreement, such as receipt by the Underwriters of officers’ certificates and legal opinions.

The Issue Price of the Offered Shares for all investors in the Offering will be payable in Canadian dollars, unless the Underwriters otherwise agree.  All of the proceeds of the Offering will be paid to the Corporation by the Underwriters in Canadian dollars.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will occur on May 19, 2011, or such other date as may be agreed upon by the Corporation and the Underwriters, provided that in any event the Closing Date shall not be more than 42 days after the date of the receipt for a final prospectus in respect of the Offering.  It is expected that the Corporation will, at the request of the Underwriters, either arrange for instant deposit of the Offered Shares to or for the account of the Underwriters with CDS on the Closing Date, or, alternatively, arrange for one or more global certificates evidencing the Offered Shares to be issued in registered form to CDS and deposited with CDS.  Except for Offered Shares issued to persons within the United States, which will be issued in each case in certificated form, no certificate evidencing the Offered Shares will be issued to purchasers under this Prospectus, and registration will be made through the depository services of CDS.

Purchasers of Offered Shares under this Prospectus will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS Participant and from or through whom a beneficial interest in the Offered Shares is purchased.  Certificates evidencing Offered Shares sold to purchasers in the U.S. pursuant to registration exemptions will be available at the closing of the Offering.

Over-Allotment Option

The Corporation has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part, in the sole discretion of the Underwriters at any time until 5:00 p.m. (Toronto time) on the day that is 30 days following the Closing Date, to purchase up to 3,090,000 Additional Shares at the Issue Price of $1.95 per Additional Share, to cover over-allotments, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Corporation” will be $46,195,500, $2,309,775 and $43,885,725, respectively.  This Prospectus qualifies the grant of the Over-Allotment Option and the distribution of the Additional Shares issuable upon exercise of the Over-Allotment Option.  A purchaser who acquires Offered Shares forming part of the Underwriters’ over-allocation position acquires those Offered Shares under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

Commission

In consideration for services rendered, the Corporation has agreed to pay a cash commission to the Underwriters in an amount equal to 5.0% ($0.0975 per Offered Share sold) of the gross proceeds of the Offering (including gross proceeds realized on the sale of Additional Shares issuable upon exercise of the Over-Allotment Option, if any).  The aggregate commission payable to the Underwriters upon closing of the Offering will be between $2,008,500 and $2,309,775, depending upon the extent to which the Over-Allotment Option is exercised, if at all.  Further, subject to regulatory approval, the Corporation has agreed to issue to the Underwriters on the Closing Date, Compensation Warrants entitling the Underwriters to purchase that number of Common Shares equal to 5.0% of the aggregate number of Offered Shares sold under the Offering, including any Additional Shares sold pursuant to the exercise of the Over-Allotment Option.  The Compensation Warrants will have a term of 18 months from the date of grant and will be exercisable at a price of $1.95.

The Corporation has also agreed to pay the reasonable out-of-pocket expenses of the Underwriters incurred in connection with the Offering and the reasonable fees of legal counsel to the Underwriters (up to a maximum of $120,000) incurred in connection with the Offering.

The Underwriters propose to offer the Offered Shares initially at the price specified on the cover of this Prospectus.  After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the price specified on the cover page, the price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Corporation.

No Sales of Similar Securities

The Corporation has agreed not to, without the prior written consent of the Underwriters, such consent not to be unreasonably withheld, issue or sell any Common Shares of the Corporation (including securities convertible or exchangeable into Common Shares of the Corporation) for a period of 120 days following the Closing Date, other than in connection with: (i) the exercise of outstanding securities issued pursuant to existing incentive plans; (ii) the exercise of outstanding convertible securities of the Corporation; or (iii) any acquisitions of mining companies or mineral projects from an arm’s length third party whereby the Corporation directly or indirectly acquires shares or assets of a business.

Price Stabilization and Short Positions

Pursuant to rules and policy statements of certain Canadian provincial securities regulatory authorities, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or discretion.  The foregoing restrictions are subject to certain exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares.  These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.  Subject to the foregoing, in connection with the Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels which might not prevail on the open market.  Such transactions, if commenced, may be discontinued at any time.

Indemnity and Contribution

The Corporation has agreed to indemnify the Underwriters, and certain related parties, insofar as any losses, claims, damages, liabilities and expenses arise out of, or are based on, directly or indirectly, the transactions contemplated in the Underwriting Agreement.

TSX.V Listing

The Common Shares are listed and posted for trading on the TSX.V under the symbol “LVN”, on the Berlin and Frankfurt Stock Exchanges under the symbol “LO9” and on the OTC Bulletin Board under the symbol “LVNVF”.  The TSX.V has conditionally approved the listing of the Offered Shares and the Compensation Warrant Shares, including any such securities issued pursuant to the Over-Allotment Option.  Listing of these securities is subject to the Corporation fulfilling all of the requirements of the TSX.V.

United States Restrictions

This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares offered herein in the United States.  The Offered Shares have not been and will not be registered under the U.S. Securities Act or any applicable state securities laws of the United States and may not be offered or sold in the United States except in a transaction exempt from the registration requirements of the U.S. Securities Act and all applicable state securities laws of the United States.  Each Underwriter has agreed that, except as permitted under the Underwriting Agreement, it will not offer or sell, directly or indirectly, the Offered Shares in the United States at any time.  The Underwriting Agreement provides that offers and sales may be made in the United States only pursuant to exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws of the United States.  The Underwriting Agreement also provides that the Underwriters will offer and sell the Offered Shares outside the United States only in accordance with Regulation S under the U.S. Securities Act.

The Offered Shares offered or sold in the United States will be “restricted” securities within the meaning of Rule 144 under the U.S. Securities Act, and certificates representing any such securities will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act or any applicable state securities laws and may only be offered, sold or otherwise transferred, directly or indirectly, pursuant to certain exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws of the United States.

In addition, until 40 days after the commencement of this Offering, an offer or sale of the Offered Shares within the United States by a dealer (whether or not participating in this Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made other than in accordance with an exemption from such registration requirements.  Terms used in this paragraph and the two preceding paragraphs have the meanings given to them by Regulation S under the U.S. Securities Act.

 RISK FACTORS

Investing in the Offered Shares is speculative and involves a high degree of risk due to the nature of the Corporation’s business and the present stage of exploration of its mineral properties.  Any prospective investor should carefully consider the risk factors in this Prospectus and all of the other information contained in this Prospectus including the documents incorporated by reference herein before acquiring any of the Offered Shares.  The risks described are not the only risks facing the Corporation.  Additional risks and uncertainties not currently known to the Corporation, or that the Corporation currently deems immaterial, may also materially and adversely affect its business.

The Corporation’s failure to successfully address the risks and uncertainties described below, and any additional risks, could have a material adverse effect on its business, financial condition and/or results of operations, and the trading price of the Common Shares may decline and investors may lose all or part of their investment.  The Corporation cannot assure you that it will successfully address these risks.

Risks Related to the Corporation’s Securities

The Corporation will be required to raise additional capital to mine its properties.

The Corporation’s properties are currently in the exploration stage. If the Corporation determines after further work, including the completion of a positive feasibility study, that it is feasible to begin operations on its properties, the Corporation will be required to raise additional capital in order to develop and bring the properties into production. The Corporation’s ability to raise funds will depend on several factors, including, but not limited to, current economic conditions, the Corporation’s properties, its prospects, metal prices, businesses competing for financing and its financial condition. There can be no assurance that the Corporation will be able to raise funds, or to raise funds on commercially reasonable terms.

Limited and volatile trading volume.

The volume of trading of the Common Shares on the stock exchanges on which they are listed has been limited and volatile in the past and is likely to continue to be so in the future. Lower trading volume reduces the liquidity of an investment in the Common Shares, making it difficult for investors to readily sell their shares in the open market.  Without a liquid market for the Common Shares, investors may be unable to sell their shares at favourable times and prices and may be required to hold their shares in declining markets or to sell them at unfavourable prices.

Volatility of share price.

In recent years, securities markets in Canada have experienced a high level of price volatility.  The market price of many resource companies, particularly those, like the Corporation, that are considered speculative exploration companies, have experienced wide fluctuations in price, resulting in substantial losses to investors who sold their shares at a lower price than what they paid.  These fluctuations are based only in part on the level of progress of exploration, and can reflect general economic and market trends, world events or investor sentiment, and may sometimes bear no apparent relation to any objective factors or criteria.  During the 12 months ended December 31, 2010, the price of the Common Shares fluctuated on the TSX.V between a low of $0.40 and a high of $2.08.  Significant fluctuations in the share price are likely to continue, and could potentially increase in the future.

Penny stock rules may make it more difficult to trade the Corporation’s common shares.

The United States Securities and Exchange Commission has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions.  The Corporation’s securities may be covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors such as institutions with assets in excess of US$5,000,000 or an individual with net worth in excess of US$1,000,000 or annual income exceeding US$200,000 or US$300,000 jointly with his or her spouse.  For transactions covered by this rule, the broker-dealers must make a special suitability determination for the purchase and receive the purchaser’s written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Corporation’s securities and also affect the ability of its investors to sell their shares in the secondary market.

Risks Related to the Business of the Corporation

The Corporation’s properties are all at the exploration stage and have no reserves or resources.

All of the Corporation’s properties are in the exploration stage and are without a known ore body. If the Corporation does not discover an ore body on in its properties, the Corporation will search for other properties where it can continue similar work, but there can be no assurances that the Corporation will be successful in doing so.

The Corporation’s mineral exploration efforts may be unsuccessful.

Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Corporation’s properties. In addition, the Corporation is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on its properties. Even if commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices and exchange rates. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Corporation is an exploration stage company with no history of revenue or net income and there can be no assurances that the Corporation will generate net income in the future.

The mining industry is highly speculative and involves substantial risks.

The mining industry, from exploration and development to production, is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding economically feasible mineral deposits to build and mine. The marketability of minerals acquired or discovered by the Corporation may be affected by numerous factors which are beyond the control of the Corporation and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Corporation not receiving an adequate return on investment capital.

Uncertainty of continuing as a going concern.

The continuation of the Corporation depends upon its ability to attain profitable operations and generate cash flow from operations and/or to raise equity capital through the sale of its securities.  As a result, there is uncertainty about the Corporation’s ability to continue as a going concern.  The Corporation’s financial statements do not include the adjustments that would be necessary if the Corporation were unable to continue as a going concern.

The Corporation has incurred net losses since its inception and expects losses to continue.

The Corporation has not been profitable since its inception as it is an exploration company.  For the fiscal year ended March 31, 2010, the Corporation had a net loss of $730,892 and an unrealized gain on investments of $11,183 for a total comprehensive loss of $719,709, and an accumulated deficit on March 31, 2010 of $22,532,237.  For the nine months ended December 31, 2010, the Corporation had a net loss $4,307,924 and an unrealized loss on investments of $3,520 for a total comprehensive loss of $4,311,444, and an accumulated deficit on December 31, 2010 of $26,840,161.  The Corporation has not generated revenues from operations and does not expect to generate revenues from operations until at least one of its properties is placed in production.  There is no assurance that any of the Corporation’s properties will be placed into production or if placed into production would be profitable.

There are no assurances that the Corporation will discover minerals on a commercially viable basis.

The Corporation’s ability to generate revenues and profits would occur through successful exploration and development of, and production from, its existing properties or through acquisitions of interests in an operating asset.  Substantial expenditures will be incurred in an attempt to establish the economic feasibility of mining operations by identifying mineral deposits and establishing ore reserves through drilling and other techniques, developing metallurgical processes to extract metals from ore, designing facilities and planning mining operations.  The economic feasibility of a project depends on numerous factors, including the capital expenditures required to build mining and processing facilities required to extract the desired minerals, the total amount of ore that can be mined and processed using a given facility, the proximity of the mineral deposits to a user of the minerals, and the price of the commodity being mined.  There is no assurance that existing or future exploration programs or acquisitions will result in the identification of deposits that can ultimately be mined profitably.

The commercial quantities of ore cannot be accurately predicted.

Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as commodity prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

Competition for mineral land.

There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where the Corporation contemplates expanding its operations and conducting exploration activities.  Many participants are engaged in the mining business, including large, established mining companies.  Accordingly, there can be no assurance that the Corporation will be able to compete successfully for new mining properties.

Competition for recruitment and retention of qualified personnel.

The Corporation competes with other exploration companies, many of which have greater financial resources or are further in their development, that compete with it for the recruitment and retention of qualified employees and other personnel.  Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and supplies.  If the Corporation requires and is unsuccessful in acquiring additional personnel or other exploration resources, it will not be able to grow at the rate it desires, or at all.

Uncertainty of exploration and development programs.

The Corporation’s profitability is significantly affected by the costs and results of its exploration and development programs.  As mines have limited lives based on proven and probable mineral reserves, the Corporation actively seeks to define mineral reserves, primarily through exploration, development and strategic acquisitions.  Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful.  Among the many uncertainties inherent in any gold and silver exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities.  Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change.  Accordingly, the Corporation’s exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves.  At this time, none of the Corporation’s properties have any defined ore bodies with proven reserves.

Reliance on a Single Property.

The Corporation’s only material property is the Cordero Property. Unless the Corporation acquires additional properties or projects or discovers additional deposits at the Cordero Property, the Corporation, if successful in developing the Cordero Property, will be solely dependent upon a single mine operation at the Cordero Property for its revenue and profits, if any. The Corporation cannot assure you that it will establish any reserves at the Cordero Property or that it will successfully develop any mining operations at the Cordero Property.

Uncertainty regarding obtaining and maintaining necessary licenses and permits.

The operations of the Corporation require licenses and permits from various governmental authorities.  The Corporation believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits.  However, such licenses and permits are subject to change in various circumstances.  There can be no guarantee that the Corporation will be able to obtain or maintain all necessary licenses and permits as are required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development.

The Corporation may become subject to litigation.

Although the Corporation is not currently subject to litigation, it may become involved in disputes with other parties in the future, which may result in litigation.  Any litigation could be costly and time consuming and could divert management from business operations.  In addition, if the Corporation is unable to resolve any litigation favourably, it may have a material adverse impact on the Corporation’s financial position.

Risks relating to potential acquisitions.

The Corporation undertakes evaluations of opportunities to acquire additional mining properties.  Any resultant acquisitions may be significant in size, may change the scale of the Corporation’s business, and may expose the Corporation to new geographic, political, operating, financial and geological risks.  The Corporation’s success in its acquisition activities depends on its ability to identify suitable acquisition opportunities, acquire them on acceptable terms, and integrate the assets successfully.  Any acquisitions would be accompanied by risks, such as a significant decline in the price of commodities, the ore body proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies, the potential disruption of the Corporation’s ongoing business, the inability of management to maximize the financial and strategic position of the Corporation through the successful integration of acquired assets and businesses, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with customers and contractors as a result of any integration of new management personnel and the potential unknown liabilities associated with acquired mining properties.  In addition, the Corporation may need additional capital to finance an acquisition.  Historically, the Corporation has raised funds through equity financing and the exercise of options and warrants.  However, the market prices for natural resources are highly speculative and volatile.  Accordingly, instability in prices may affect interest in resource properties and the development of and production from such properties that may adversely affect the Corporation’s ability to raise capital to acquire and explore resource properties.  There can be no assurance that the Corporation would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Potential for conflict of interest.

Certain directors and officers of the Corporation are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties.  Such associations may give rise to conflicts of interest from time to time.  Consequently, there is a possibility that the Corporation’s directors and/or officers may be in a position of conflict in the future.

Dependence on management.

The Corporation is dependent on the services of key executives including its President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on advancing its corporate objectives as well as the identification of new opportunities for growth and funding.  Due to the Corporation’s relatively small size, the loss of these persons or its inability to attract and retain additional highly skilled employees required for its activities may have a material adverse effect on its business and financial condition.

Foreign operations.

The Corporation’s operations are currently conducted in Mexico and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Corporation’s operations and expropriation of assets. Some of the Corporation’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. There can be no assurance that such local opposition will not arise with respect to the Corporation’s Mexican operations. If the Corporation were to experience resistance or unrest in connection with its Mexican operations, it could have a material adverse effect on its operations and profitability.

To the extent the Corporation acquires mineral properties in jurisdictions other than Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

The Corporation’s exploration activities are subject to various federal, provincial, state and local laws and regulations.

The Corporation is subject to laws and regulations that govern the exploration, development, mining, production, importing and exporting of minerals; taxes; labour standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and other matters.  Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on the Corporation.  Applicable laws and regulations will require the Corporation to make certain capital and operating expenditures to initiate new operations.  Under certain circumstances, the Corporation may be required to stop its exploration activities until a particular problem is remedied or to undertake other remedial actions.  The activities of the Corporation require licences and permits from various governmental authorities.

The costs associated with compliance with these laws and regulations can be substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Corporation’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Corporation’s past and current operations, or possibly even those actions of parties from whom the Corporation acquired its properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Corporation retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Corporation may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other materially negative impacts on the Corporation.

Commodity prices are highly speculative.

Commodity prices are highly speculative and volatile.  Instability in metal prices may affect the interest in mining properties and the exploration, development and production of such properties.  If silver or gold prices substantially decline, this may adversely affect the Corporation’s ability to raise capital to explore for existing and new mineral properties.

The Corporation operates in a highly competitive industry.

The Corporation competes with other developmental resource companies, which have similar operations, and many competitors have operations, financial resources, and industry experience greater than those of the Corporation.  The Corporation may encounter increasing competition from other mining companies in its efforts to acquire mineral properties and hire experienced resource industry professionals.  Increased competition could adversely affect the Corporation’s ability to attract necessary capital funding or to acquire suitable producing properties or prospects for mineral exploration in the future.

Risks relating to environmental regulations.

All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulation, will not adversely affect the Corporation’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Corporation’s properties, but are unknown to the Corporation at the present.

Political or economic instability or unexpected regulatory change.

Certain of the Corporation’s properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states.  The Corporation’s mineral exploration activities could be adversely effected by:

•	political instability and violence;

•	war and civil disturbances;

•	expropriation or nationalization;

•	changing fiscal regimes;

•	fluctuations in currency exchange rates;

•	high rates of inflation;

•	underdeveloped industrial and economic infrastructure;

•	changes in the regulatory environment governing mineral properties; and

•	unenforceability of contractual rights,

any of which may adversely affect the Corporation’s business.

Title to Assets.

Although the Corporation has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Corporation has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. The Corporation’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects. The Corporation has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Corporation’s properties is disputed it may result in the Corporation paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Corporation.

The Corporation is subject to foreign currency fluctuations.

The Corporation explores in more than one country and the Corporation’s functional currency is the Canadian Dollar.  The Corporation’s offices are located in Canada, and certain of its exploration properties are located in Mexico and the United States.  The Corporation’s financial results are reported in Canadian Dollars.  Any appreciation in the currency of the United States, Mexico or other countries where the Corporation carries out exploration activities against the Canadian or U.S. Dollar will increase the Corporation’s costs of carrying out operations in such countries.  Fluctuations in and among the various currencies in which the Corporation operates could have a material effect on the Corporation’s operations and its financial results.

International Financial Reporting Standards.

The Corporation is adopting International Financial Reporting Standards (“IFRS”) as required by the Accounting Standards Board of Canada (“AcSB”) and issued by the International Accounting Standards Board (“IASB”). The effective changeover date for the Corporation is April 1, 2011, at which time Canadian generally accepted accounting principles (“GAAP”) will cease to apply to the Corporation and will be replaced by IFRS. Following this time, the Corporation will issue its first set of interim financial statements prepared under IFRS for the quarter ended June 30, 2011, including restated comparative IFRS financial results for the quarter ended June 30, 2010 and an opening balance sheet as at April 1, 2010. The first annual IFRS consolidated financial statements will be prepared for the year ended March 31, 2012 with restated comparatives for the year ended March 31, 2011.

The Corporation, with the assistance of its external advisors, continues to undertake an internal initiative to govern the transition to IFRS and is currently assessing the impact of the transition to IFRS on its consolidated financial statements. This transition will be an ongoing process as new standards are issued by the AcSB and the IASB. The transition to IFRS will impact the Corporation’s accounting and financial reporting processes as well as the information systems and business processes within the Corporation.

To date, the Corporation has identified the key accounting differences between IFRS and GAAP and is currently in the process of assessing those applicable to the Corporation. The significant areas of difference identified to date are with respect to future income taxes related to the Corporation’s acquisition of VHV and application of the graded vesting of stock options as required by IFRS as compared to the straight line method permitted in accordance with GAAP.  However, at this time, the Corporation is still in the process of assessing and quantifying the impact that IFRS will have on the Corporation’s financial statements. The changes from GAAP to IFRS will have a significant impact on the Corporation's consolidated financial statements, and there can be no assurances that the impact will not be adverse.

Risks related to the Offering

Loss of Entire Investment.

An investment in the Offered Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Offered Shares.

Price Volatility.

Securities markets have a high level of price volatility, and the stock prices of many companies have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of the Corporation include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries.  As a result of any of these factors, the Corporation’s stock price at any given point in time may not accurately reflect the long term value of the Corporation.

Use of Proceeds.

The Corporation currently intends to allocate the net proceeds received from the Offering as described under “Use of Proceeds”.  However, management will have discretion in the actual application of the net proceeds, and may elect to allocate net proceeds differently from that described under “Use of Proceeds” if the Phase 3 final results are negative or materially different than anticipated or if management believes it would be in the Corporation’s best interests to do so.  Shareholders of the Corporation may not agree with the manner in which management chooses to allocate and spend the net proceeds.  The failure by management to apply these funds effectively could have a material adverse effect on the Corporation’s business.

Dilution.

The Corporation may require additional funds in respect of the further exploration and development of its properties.  If the Corporation raises funds by issuing additional equity securities, especially at prices lower than the price of the Offered Shares offered under this Prospectus, such financing will dilute the equity interests of its current shareholders, including purchasers who acquire Offered Shares pursuant to this Prospectus.

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED

Common Shares

The Corporation’s authorized share capital consists of an unlimited number of common shares without par value, of which 166,893,480 are issued and outstanding as of the date of this Prospectus.  As of the Closing Date of the Offering and assuming no further Common Shares are issued, the Corporation will have 187,493,480 Common Shares issued and outstanding (190,583,480 Common Shares if the Over-Allotment Option is exercised in full).

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Corporation on liquidation, dissolution or winding-up and the entitlement to dividends.  The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote their shares at the meetings.  Each Common Share carries the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of its assets, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Corporation’s liabilities have been paid.  The Corporation has not paid dividends since it was incorporated and it is not management’s intention to pay dividends on the Common Shares in the near future.   Any payment of dividends in the future will depend on a number of factors, including earnings, capital requirements and the operating and financial condition of the Corporation.  There are no restrictions on the ability of the Corporation to pay dividends.

Provisions as to the modification, amendment or variation of the above shareholders’ rights are contained in the Corporation’s articles and the Business Corporations Act (British Columbia).  In general, substantive changes to the authorized share capital require the approval of shareholders by special resolution (at least 75% of the votes cast).  The Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to the Common Shares.

CONSOLIDATED CAPITALIZATION

Other than as set out herein under “Prior Sales”, there have been no material changes in the share capitalization of the Corporation since December 31, 2010. As a result of the issuance of the Offered Shares which may be distributed under this Prospectus, and assuming no exercise of the Overallotment Option, the share capital of the Corporation may increase by up to $37,761,500 after deducting the Underwriters’ Fee and the estimated expenses of the Offering, being $2,008,500 and $400,000, respectively.

The following table sets forth the consolidated capitalization as at December 31, 2010 and as at the date of this Prospectus before and after giving effect to the Offering (assuming no exercise of the Over-Allotment Option).  This table should be read in conjunction with the consolidated financial statements of the Corporation (including the notes thereto) incorporated by reference into this Prospectus, together with the pro-forma consolidated financial statements attached as Appendix “A” hereto (including the notes thereto).  See “Documents Incorporated by Reference”.

	Outstanding as at December 31, 2010	Outstanding as at May 11, 2011 before giving effect to the Offering(1)	Outstanding as at May 11, 2011 after giving effect to the Offering(1)(2)
Shareholders' Equity
Common Shares outstanding (authorized: unlimited)	86,151,353	166,893,480	187,493,480
Share capital	$37,159,287	$172,455,099	$209,221,619
Contributed surplus	$6,620,858	$6,989,160	$7,984,140
Accumulated other comprehensive loss	$(9,113)	$(9,113)	$(9,113)
Deficit	$(26,840,161)	$(26,840,161)	$(26,840,161)
Total Shareholders' Equity	$16,930,871	$152,594,985	$190,356,485

(1)
On March 25, 2011, the Corporation issued 73,322,636 Common Shares (and a further 4,991 Common Shares on April 18, 2011 to correct a non-material tax calculation error) at a deemed value of $1.78 per share for a total fair value of $130,523,176 in connection with its acquisition of the remaining 49% interest in the Cordero Property. See “The Corporation and its Business – Recent Developments”.  Since December 31, 2010, a total of 7,414,500 Common Shares have been issued upon exercise of stock options and Common Share purchase warrants, the gross proceeds of which increased share capital by $3,932,000. See “Prior Sales”.  Share capital was also increased by reallocated fair value of stock options and warrants from contributed surplus in the amount of $840,636.

(2)
After deducting (a) $2,008,500 in respect of the Underwriters' Fee (assuming no exercise of the Over-Allotment Option), (b) $994,980 in respect of the fair value of the Compensation Warrants determined using the Black-Scholes option pricing model, and (c) the estimated expenses of the Offering of $400,000.

PRIOR SALES

In the 12 months prior to the date of this Prospectus, the Corporation has issued the following securities:

Date of Issuance/Grant	Issue Price per Security	Number of Securities Issued
Common Shares:
09-April-10	$0.35	43,500
14-April-10	$0.35	47,000
10-May-10	$0.35	156,250
13-May-10	$0.55	9,300
19-May-10	$0.35	15,000
04-June-10	$0.55	9,000
10-June-10	$0.35	50,000
10-June-10	$0.55	25,000
14-June-10	$0.35	25,000
15-July-10	$0.35	110,000
19-July-10	$0.35	224,000
26-July-10	$0.35	53,465
27-July-10	$0.35	58,000
28-July-10	$0.35	33,250
9-Aug-10	$0.25	50,000
24-Aug-10	$0.55	100,000
30-Aug-10	$0.55	25,000
31-Aug-10	$0.75	13,334,000
31-Aug-10	$0.75	1,471,353
02-Sept-10	$0.55	210,985
10-Sept-10	$0.55	50,000
14-Sept-10	$0.25	25,000
15-Sept-10	$0.55	75,000
21-Sept-10	$0.55	29,500
23-Sept-10	$0.55	10,000
27-Sept-10	$0.55	15,000
05-Oct-10	$0.55	95,000
25-Oct-10	$0.55	7,500
10-Nov-10	$0.55	55,000
18-Nov-10	$0.55	110,000
24-Nov-10	$0.55	150,000
26-Nov-10	$0.55	50,000
01-Dec-10	$0.55	193,234
02-Dec-10	$0.55	375,000
17-Dec-10	$0.55	160,000
31-Dec-10	$0.55	2,153,500
15-Feb-11	$0.70	15,000
17-Feb-11	$0.70	50,000

18-Feb-11	$1.00	300,000
03-Mar-11	$0.70	20,000
03-Mar-11	$1.20	15,000
14-Mar-11	$0.70	50,000
24-Mar-11	$0.25	3,950,000
25-Mar-11	$1.78	73,322,636
29-Mar-11	$0.18	25,000
18-Apr-11	$1.78	4,991
19-Apr-11	$0.65	150,000
19-Apr-11	$0.70	20,000
25-Apr-11	$0.21	350,000
2-May-11	$1.20	213,500
4-May-11	$1.20	13,500
6-May-11	$0.92	217,500
10-May-11	$0.92	1,500,000
10-May-11	$1.20	25,000
11-May-11	$0.92	500,000
	TOTAL:	100,345,964
Stock Options:
01-May-10	$0.85	100,000
01-May-10	$1.25	100,000
14-Jun-10	$0.85	100,000
14-Jun-10	$1.25	100,000
20-Jul-10	$0.65	700,000
03-Sep-10	$1.00	3,450,000
15-Nov-10	$1.25	500,000
15-Nov-10	$1.35	50,000
15-Nov-10	$1.50	50,000
15-Nov-10	$2.00	50,000
25-Mar-11	$1.65	8,215,000
	TOTAL:	13,415,000
Common Share Purchase Warrants:
31-Aug-10	$1.20	7,402,673
31-Aug-10	$1.00	1,066,720
25-Mar-11	$0.60	2,244,750
25-Mar-11	$0.51	90,000
25-Mar-11	$0.79	844,800
25-Mar-11	$0.92	3,080,000
	TOTAL	14,728,943

TRADING PRICE AND VOLUME

The Common Shares trade on the TSX.V under the symbol “LVN”.  The following table sets forth certain trading information for the Common Shares for the 12 month period prior to the date hereof:

	TSX.V (prices in Canadian dollars)
2010	High	Low	Volume
May	$0.88	$0.67	2,568,324
June	$0.74	$0.55	2,239,649
July	$0.80	$0.50	1,278,699
August	$1.02	$0.75	2,576,443
September	$1.26	$0.93	5,194,766
October	$1.10	$0.95	2,306,823
November	$2.00	$0.99	7,163,616
December	$2.08	$1.68	3,669,115
2011
January	$2.08	$1.37	5,451,083
February	$1.98	$1.36	5,258,387
March	$1.95	$1.47	6,412,355
April	$2.38	$1.70	20,767,162
May 1- 12	$2.25	$1.71	7,618,387
(Source: Stockwatch)

The closing price of the Common Shares on the TSX.V on May 12, 2011 was $1.80.

INTERESTS OF EXPERTS

Legal Counsel

In connection with the Offering, certain legal matters have been or will be passed upon on behalf of the Corporation by Stikeman Elliott LLP and on behalf of the Underwriters by Blake, Cassels & Graydon, LLP.  As of the date hereof, partners and associates of Stikeman Elliott LLP, and partners and associates of Blake, Cassels & Graydon, LLP, each as a group, own, directly or indirectly, in the aggregate, less than one percent of the outstanding Common Shares.

Auditors

Smythe Ratcliffe LLP, Chartered Accountants, have advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

PriceWaterhouseCoopers LLP, Chartered Accountants, have advised that they are independent with respect to VHV within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Qualified Persons

Neither David Bailey, Bailey Geological Consultants (Canada) Ltd. nor Victor Chevillon (a director and officer of the Corporation), each being companies and persons who have prepared or certified the preparation of reports, statements or opinions relating to the Corporation’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Corporation or of any associate or affiliate of the Corporation.  Neither David Bailey nor Bailey Geological Consultants (Canada) Ltd. hold any securities of the Corporation.  As at May 12, 2011, Victor Chevillon held, directly and indirectly, a total of 1,135,750 Common Shares and stock options to acquire 2,800,000 Common Shares.

POTENTIAL CONFLICTS OF INTEREST OF THE CORPORATION’S OFFICERS/DIRECTORS

Certain members of our directors and officers are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties.  William C. Glasier, a director of the Corporation, is also the president of Mill Bay Ventures Inc. a mineral exploration company, and directors Gary Robertson and David Wolfin are directors of Avino Silver and Gold Mines Ltd., a mining and exploration company. Such associations may give rise to conflicts of interest from time to time.  In particular, Avino Silver and Gold Mines Ltd. is also involved in the mining industry in Mexico, which leads to the possibility that such company could compete with the Corporation for the acquisition of mineral projects.

If a director or senior officer of the Corporation holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer of the Corporation, the director or senior officer must disclose the nature and extent of the conflict to the directors of the Corporation, in accordance with corporate law and in accordance with his or her fiduciary obligations as a director or senior officer of the Corporation. The Corporation does not have a specific policy in place with respect to the allocation of corporate opportunities between the Corporation and the other entities with which its officers and directors are affiliated.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Valiant Trust Company at its principal offices located in Vancouver, British Columbia.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott LLP, counsel to the Corporation, and Blake, Cassels & Graydon, LLP, counsel to the Underwriters, the Offered Shares, if issued on the date hereof, would be qualified investments under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) for a trust governed by a registered retirement savings plan (an “RRSP”), a registered retirement income fund (an “RRIF”), a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan and a tax-free savings account (“TFSA”), all as defined in the Tax Act.

Notwithstanding the foregoing, the holder of a TFSA will be subject to a penalty tax if the Offered Shares are held in the TFSA and are a “prohibited investment” for the TFSA under the Tax Act.  The Offered Shares will generally be a “prohibited investment” if the holder of the TFSA does not deal at arm’s length with the Corporation, for the purposes of the Tax Act, or the holder of the TFSA has a “significant interest”, within the meaning of subsection 207.01(4) of the Tax Act, in the Corporation or a corporation, partnership or trust with which the Corporation does not deal at arm’s length for the purposes of the Tax Act.  Based on certain proposals to amend the Tax Act, the above-described rules regarding prohibited investments for a TFSA will also generally apply to an annuitant of a RRSP or RRIF in respect of Offered Shares held in the RRSP or RRIF.  Prospective investors should consult their own tax advisors as to whether the Offered Shares will be a prohibited investment in their particular circumstances.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities.  This right may be exercised within two business days after receipt or deemed receipt of a prospectus or any amendment.  In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT

We have read the short form prospectus of Levon Resources Ltd. (the “Corporation”) dated May 13, 2011 qualifying the distribution of 20,600,000 common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Corporation on the balance sheets of the Corporation as at March 31, 2010 and 2009 and the statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended March 31, 2010, 2009 and 2008.  Our report is dated July 26, 2010.

“Smythe Ratcliffe LLP”
Chartered Accountants
Vancouver, Canada
May 13, 2011

AUDITORS’ CONSENT

We have read the short form prospectus of Levon Resources Ltd. (the “Corporation”) dated May 13, 2011 qualifying the distribution of 20,600,000 common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of Valley High Ventures Ltd. (“Valley High”) on the balance sheets of Valley High as at October 31, 2010 and 2009 and the statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended October 31, 2010 and 2009.  Our report is dated January 26, 2011.

“PriceWaterhouseCoopers LLP”
Chartered Accountants
Vancouver, Canada
May 13, 2011

APPENDIX “A” – UNAUDITED PRO FORMA FINANCIAL STATEMENTS

LEVON RESOURCES LTD.
(An Exploration Stage Company)

Pro-Forma Consolidated Balance Sheet
As at December 31, 2010

Pro-Forma Consolidated Income Statements
For the nine months ended December 31, 2010
 and for the year ended March 31, 2010

(Expressed in Canadian dollars, except where indicated)
(Unaudited)

The accompanying notes form an integral part of these financial statements.

Levon Resources Ltd.
Pro-Forma Consolidated Balance Sheet
As at December 31, 2010
(Expressed in Canadian dollars, except where indicated)

	Levon Resources $	Valley High $	Bearing Resources $	Adjustments $	Notes		Pro-forma Balance
	31-Dec-10	31-Oct-10	31-Oct-10
Assets
Current assets
Cash and cash equivalents	14,083,289	11,604,245	(1,800,000)	40,464,424	2a,b,c,j		64,351,958
Accounts Receivable & prepaids	463,672	218,048	-	(122,032)	2	g	559,688
Investments	20,360	-	-	-			20,360
Exploration Advances	-	1,436,121	-	(1,436,121)	2	g	-
	14,567,321	13,258,414	(1,800,000)	38,906,271			64,932,006

Due from related party	5,564	-	-	-			5,564
Bonds and reclamation deposits	32,629	11,500	(11,500)	-	2	i	32,629
Mineral Properties	5,624,618	2,942,502	(2,366,111)	162,175,404	2e,h,i		168,376,413
Equipment	23,603	32,567	(16,393)	-	2	i	39,777
	20,253,735	16,244,983	(4,194,004)	201,081,675			233,386,389
Liabilities
Current liabilities
Accounts payable and accruals	101,472	362,912	-	1,475,830	2	g	1,940,214
Due to related parties	187,409	2,820	-	-			190,229
Due to Joint Venture Partner	3,033,983	-	-	(3,033,983)	2	g	-
	3,322,864	365,732	-	(1,558,153)			2,130,443

Future income liability	-	-	-	44,840,346	2	h	44,840,346
	3,322,864	365,732	-	43,282,193			46,970,789

Common shares	37,159,287	22,692,793	(4,194,004)	148,782,022	2a,d,f,j		204,440,098
Contributed surplus	6,620,858	3,423,467		(1,219,549)	2e,f,i,j		8,824,776
Accum. other comprehensive losses	(9,113)	-	-	-			(9,113)
Deficit	(26,840,161)	(10,237,009)	-	10,237,009	2	f	(26,840,161)
	16,930,871	15,879,251	(4,194,004)	157,799,482			186,415,600
	20,253,735	16,244,983	(4,194,004)	201,081,675			233,386,389

The accompanying notes form an integral part of these financial statements.

Levon Resources Ltd.
Pro-Forma Consolidated Income Statement
For the nine months ended December 31, 2010
(Expressed in Canadian dollars, except where indicated)

	Levon Resources $	Valley High $	Bearing Resources $	Adjustments $	Notes		Pro forma
	(Dec 2010)	(Oct 2010)	(Oct 2010)

Expenditures
Consulting, labour & professional fees	685,205	439,052	(25,683)	-			1,098,574
Depreciation and amortization	-	9,855	(4,572)	-			5,283
Exploration expenditures	17,603	2,488,585	(260,709)	(2,227,876)	2	k	17,603
Interest expense (income), net	(17,179)	(20,489)	-	-			(37,668)
Office, occupancy and other costs	162,626	35,637	(7,432)	-			190,831
Regulatory and compliance costs	-	86,517	(612)	-			85,905
Stock –based compensation	3,307,435	287,557	-	-			3,594,992
Travel and promotion	152,234	190,183	(5,746)	-			336,671

Net Loss for Period	4,307,924	3,516,897	(304,754)	(2,227,876)			5,292,191

Other Comprehensive Loss	3,520	-	-	-			3,520

Total Comprehensive Loss for Period	4,311,444	3,516,897	(304,754)	(2,227,876)			5,295,711

Basic and diluted loss per share	(0.06)						(0.03)

Weighted average shares outstanding (000’s)	74,202,676			93,922,636			168,125,312

The accompanying notes form an integral part of these financial statements.

Levon Resources Ltd.
Pro-Forma Consolidated Income Statement
For the year ended March 31, 2010
(Expressed in Canadian dollars, except where indicated)

	Levon Resources $	Valley High $	Bearing Resources $	Adjustments $	Notes		Pro-forma Balance

Expenditures
Consulting, labour & professional fees	183,249	259,289	(84,272)	-			358,266
Depreciation and amortization	-	9,202	(3,767)	-			5,435
Exploration expenses	1,667	57,950	(65,714)	7,764	2	k	1,667
Interest expense (income), net	(756)	10,468	-	-			9,712
Office, occupancy and other costs	75,143	66,146	(21,498)	-			119,791
Regulatory and compliance costs	-	40,844	(13,275)	-			27,569
Stock –based compensation	237,846	304,421	-	-			542,267
Travel and promotion	233,743	18,537	(6,025)	-			246,255

Loss	730,892	766,857	(194,551)	7,764			1,310,962

Other Comprehensive Income	(11,183)	-	-	-			(11,183)

Loss and comprehensive loss	719,709	766,857	(194,551)	7,764			1,299,799

Basic and diluted loss per share	(0.01)						(0.01)

Weighted average shares outstanding (000’s)	56,351,851			93,922,636			150,274,484

The accompanying notes form an integral part of these financial statements.

Levon Resources Ltd.
Pro-Forma Consolidated Income Statement
For the year ended March 31, 2010
(Expressed in Canadian dollars, except where indicated)

1	Basis of Presentation

These unaudited pro forma consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), for illustrative purposes only, to show the effects of the acquisition of Valley High Ventures Ltd. (“Valley High”) by Levon Resources Ltd. (“Levon”) by way of a court-approved plan of arrangement (the “Arrangement”), and a prospectus offering of 20,600,000 common shares for gross proceeds of $40,170,000, excluding the overallotment option (the “Prospectus”).

ii) Pursuant to the Arrangement, each Valley High Share was exchanged for one Levon share and 0.125 of one share of Bearing Resources Ltd. (“Bearing”), a new exploration company.  Valley High’s interest in the Mount Polley properties, Flume property, other staked Yukon properties and its early exploration prospect, Carreton which is located in Mexico, were transferred into Bearing together with $1.8 million cash.

iii) Any outstanding Valley High warrants at the time of closing were treated under the terms and conditions of the warrant indenture agreements whereby the exercise price of such warrants was reduced by the deemed value of the Bearing shares and the warrant holders received one share warrant in Levon for each Valley High warrant held.

iv) Any Valley High options outstanding at closing were entitled to receive Valley High shares and not entitled to receive 0.125 of one share of Bearing.  Any outstanding options at the time of closing were cancelled and the option holder received such number of Valley High shares equal to (i) the number of Valley High shares the option holder would have received upon the exercise of such option, less (ii) such number of Valley High shares having a fair market value equal to the exercise price in respect of such option.

These unaudited pro forma consolidated financial statements assume that Levon acquired all of Valley High’s outstanding shares after the exercise of all outstanding options and certain warrants. These pro forma financial statements have been prepared assuming the Arrangement had been completed on April 1, 2009 and 2010 for the unaudited pro forma consolidated statements of income, and on December 31, 2010 for the unaudited pro forma consolidated balance sheet.

The unaudited pro forma consolidated statement of income for the nine months ended December 31, 2010 and the year ended March 31, 2010 have been prepared from the consolidated statements of income for Valley High and Levon. The consolidated statements of income for Levon have been obtained from the unaudited statements of income for the nine months ended December 31, 2010 and from the audited consolidated statement of income for the year ended March 31, 2010.  As Levon and Valley High have non-contemporaneous year ends, the nine month consolidated statement of income for Valley High has been derived from audited consolidated statement of income for the year ended October 31, 2010, less the results of operations for the three months ended January 31, 2010.  The annual information for Valley High has been derived from the unaudited consolidated statement of income for the three months ended January 31, 2010 plus the audited consolidated statement of income for the year ended October 31, 2009, less the unaudited consolidated statement of income three months ended January 31, 2009, to arrive at a proxy for the year ended March 31, 2010.

The unaudited financial pro forma consolidated financial statement information should be read in conjunction with the historical consolidated financial statements of Levon and Valley High, which are available from the sources described under “Documents Incorporated by Reference” in the Prospectus.

The accompanying notes form an integral part of these financial statements.

Levon Resources Ltd.
Pro-Forma Consolidated Income Statement
For the year ended March 31, 2010
(Expressed in Canadian dollars, except where indicated)

1	Basis of Presentation (continued)

It is management’s opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the transactions described and are in accordance with Canadian generally accepted accounting principles (“GAAP”) applied on a basis consistent with Levon’s accounting policies.  These unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement and the Prospectus will differ from those recorded in the unaudited pro forma consolidated financial statement information. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma financial statement information. The information prepared is only a summary.

2	Pro Forma Assumptions and Adjustments

The Arrangement is accounted for by Levon under Canadian GAAP as a purchase of assets. For purposes of preparing the unaudited pro forma consolidated financial statements, Levon has made certain assumptions.

The unaudited pro forma consolidated financial statement information assumes the completion of an asset purchase whereby 73.3 million shares of Valley High at December 31, 2010 are acquired for total consideration of $138 million, comprised of 73.3 million common shares of Levon and 6.26 million warrants.

The measurement of the purchase consideration in the unaudited pro forma consolidated financial statements is based on a Levon common share price of $1.78, representing the closing price of Levon’s common shares on the TSX Venture Exchange on March 25, 2011, the closing date of the Arrangement.

The unaudited pro forma consolidated financial statements assume the cost of the acquisition will be as follows:

Fair Value of Levon Common Shares	$130,514,292
Fair Value of Levon Warrants	1,208,938
Levon Transaction Costs	6,252,620
Total Consideration	$137,975,850
The cost of acquisition has been allocated as follows:
Working capital	$20,048,227
Equipment	16,174
Mineral property	162,751,795
Future income tax liability	(44,840,346)
Total	$137,975,850

The accompanying notes form an integral part of these financial statements.

Levon Resources Ltd.
Pro-Forma Consolidated Income Statement
For the year ended March 31, 2010
(Expressed in Canadian dollars, except where indicated)

2	Pro Forma Assumptions and Adjustments (continued)

Pro Forma Balance Sheet Adjustments

The following adjustments reflect the expected changes to the Consolidated Balance Sheet if the Arrangement and the Prospectus had taken effect on December 31, 2010:

a)	To increase cash and cash equivalents by $8,955,544, with a corresponding increase in share capital to reflect the exercise of 13.6 million Valley High stock options and warrants.
b)	To decrease cash and cash equivalents for transaction costs of $6,252,620.
c)	To decrease cash and cash equivalents by $1,800,000 for the funds transferred to Bearing Resources Ltd.
d)	To issue 73,322,636 shares of Levon at $1.78 per share to reflect the 1:1 share exchange pursuant to the Arrangement.
e)	To issue 6.26 million warrants of Levon as part of the consideration.
f)	To eliminate historic share capital, deficit and contributed surplus of Valley High.
g)	To eliminate pre-Arrangement transactions between Valley High and Levon.
h)	To reflect the future income tax liability arising from the Acquisition.
i)	To distribute assets of Bearing to Valley High Shareholders by way of a capital distribution.
j)
To issue 20,600,000 common shares pursuant to the prospectus offering for gross proceeds of $40,170,000.  Finders’ fees of $2,008,500 cash, expenses of the offering of $400,000 cash and 1,184,500 warrants, with a fair value of $994,980 estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.82%, dividend yield of nil, volatility of 82.73%, and expected life of 18 months.

Pro Forma Income Statement Adjustments

Pro Forma Income Statement Adjustments
The following adjustment reflects the expected changes to the unaudited pro forma Consolidated Income Statement for the year ended March 31, 2010 and nine months ended December 31, 2010:

k)	To capitalize Cordero property costs previously expensed by Valley High in accordance with Levon’s accounting policy.

Pro Forma Earnings Per Share

The pro forma basic and diluted loss per share for the year ended March 31, 2010 and for the nine months ended December 31, 2010 are based on the weighted average number of outstanding Levon common shares as of March 31, 2010 and December 31, 2010, adjusted for the consideration for the acquisition of Valley High as of April 1, 2009 and 2010, respectively.

Levon Pro-Forma Weighted Average Shares	Dec 31, 2010	Mar 31, 2010
Weighted Average Shares Outstanding Per Financials	74,202,676	56,351,851
Acquisition shares	73,322,636	73,322,636
Prospectus offering	20,600,000	20,600,000
Pro-Forma Weighted Average Shares Outstanding	168,125,312	150,274,484
Pro Forma Loss for the period	5,292,191	1,310,962
Pro Forma Basis and Diluted Loss Per Share	0.03	0.01

The accompanying notes form an integral part of these financial statements.

CERTIFICATE OF THE CORPORATION

Dated: May 13, 2011

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada except Québec.

“RON TREMBLAY”	“LISA SHARP”
RON TREMBLAY CHIEF EXECUTIVE OFFICER	LISA SHARP CHIEF FINANCIAL OFFICER

On behalf of the Board of Directors

“VICTOR CHEVILLON”	“DAVID WOLFIN”
VICTOR CHEVILLON	DAVID WOLFIN
DIRECTOR	DIRECTOR

CERTIFICATE OF THE UNDERWRITERS

Dated: May 13, 2011

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada except Québec.

CANACCORD GENUITY CORP.

By:	"Gunnar Eggertson”
Gunnar Eggertson
Managing Director, Investment Banking

JENNINGS CAPITAL INC.	MACQUARIE CAPITAL MARKETS CANADA LTD.

“Chris Syme”	“Harry Pokrandt”
Chris Syme	Harry Pokrandt
VP Syndication	Associate Director